Exhibit 8.1

List of Subsidiaries of Tufin Software Technologies Ltd.

Name of Subsidiary	Place of Incorporation
Tufin Software North America Inc.	Delaware, United States
Tufin Software Europe Limited	United Kingdom
Tufin Software France SARL	France
Tufin Software Germany GmbH	Germany
Tufin Software Australia Pty Ltd	Australia
Tufin Software SRL	Romania